Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 20, 2022
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of October 1, 2022;
•to disclose the calculation of our August 31, 2022 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended August 31, 2022, BREIT’s Class I NAV per share increased from $15.00 to $15.09. The total return for Class I shares in August was 1.0% (not annualized).1

We believe BREIT remains well positioned in the current environment, with 78% of its portfolio in the rental housing and industrial sectors.2 Fundamentals in these two sectors remain strong and are supported by secular growth tailwinds. Higher mortgage rates and elevated build costs are fueling demand for rental housing, and e-commerce growth and the realignment of supply chains continue to drive demand for warehouses.3,4 In addition, we believe BREIT has embedded rent growth potential in its multifamily and industrial portfolios due to below market in-place rents. Specifically, multifamily and industrial rents in BREIT’s markets are approximately 12% and 34% above BREIT’s portfolio rents, respectively.5
Note: As of August 31, 2022. Represents BREIT’s view of the current market environment as of the date appearing in this material only.
1 BREIT’s Class D NAV per share increased from $14.69 to $14.78, Class S NAV per share increased from $15.00 to $15.09 and Class T NAV per share increased from $14.78 to $14.87. BREIT’s Class D total return was 1.0%, Class S total return was 0.9% and Class T total return was 0.9% for August 2022.
2 “Property Sector” weighting is measured as the asset value of real estate investments for each sector category (Rental Housing, Industrial, Net Lease, Data Centers, Self Storage, Hospitality, Retail, Office) divided by the total asset value of all real estate investments, excluding the value of any third-party interests in such real estate investments (“Real Estate TAV”). The following sectors each have subsectors comprising over 1.0% of Real Estate TAV. Rental Housing: multifamily (36%, including affordable housing, which accounts for 8% of BREIT's Real Estate TAV), student housing (10%), single family rental housing (7%) and manufactured housing (1%); Industrial: warehouses; and Hospitality: select service hotels.
3 Higher mortgage rates reflect Freddie Mac data and represent the 30-year spot rate as of September 14, 2022. Elevated build costs are as June 30, 2022 and represent the estimated 31% change in the costs of new development for rental housing between December 31, 2019 and June 30, 2022 and comprises land, hard costs and soft costs. Rental housing development cost increase reflects primarily suburban multifamily properties in 9 representative U.S. markets.
4 Represents annual sales growth, U.S. Census Bureau, as of March 31, 2022.
5 As of June 30, 2022. Represents the discount of BREIT’s in-place industrial and multifamily (excluding affordable housing) portfolio rents and achievable market rents. Any expectations that in-place rents have the potential to increase are based on certain assumptions that may not be correct and on certain variables that may change, are presented for illustrative purposes only and do not constitute forecasts. There can be no assurance that any such results will actually be achieved. BREIT’s industrial assets have an approximately 4.4-year weighted average lease length and BREIT’s rental housing assets have an approximately 0.5-year weighted average lease length.

October 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2022 (and repurchases as of September 30, 2022) is as follows:

Transaction Price (per share)
Class S	$15.0898
Class I	$15.0947
Class T	$14.8688
Class D	$14.7761
The October 1 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

August 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since August 31, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2022 ($ and shares in thousands):

Components of NAV	August 31, 2022
Investments in real estate	$119,104,147
Investments in real estate debt	10,091,425
Investments in unconsolidated entities	10,414,020
Cash and cash equivalents	2,846,182
Restricted cash	1,828,797
Other assets	4,323,821
Mortgage notes, term loans, and revolving credit facilities, net	(64,767,400)
Secured financings on investments in real estate debt	(5,081,459)
Subscriptions received in advance	(801,614)
Other liabilities	(3,377,327)
Accrued performance participation allocation	(410,032)
Management fee payable	(73,485)
Accrued stockholder servicing fees(1)	(19,299)
Non-controlling interests in joint ventures	(4,275,659)
Net asset value	$69,802,117
Number of outstanding shares/units	4,634,505
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,776,724	$36,705,671	$1,084,642	$6,026,926	$2,208,154	$69,802,117
Number of outstanding shares/units	1,575,686	2,431,701	72,947	407,884	146,287	4,634,505
NAV Per Share/Unit as of August 31, 2022	$15.0898	$15.0947	$14.8688	$14.7761	$15.0947
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	6.8%	5.3%
Industrial	6.5%	5.4%
Net Lease	6.9%	5.8%
Hospitality	9.3%	9.1%
Data Centers	7.1%	6.1%
Self Storage	7.1%	5.3%
Office	6.5%	4.9%
Retail	6.7%	5.4%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.3%	+1.9%	+2.0%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(1.2)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.2%	+3.7%	+2.5%	+1.4%	+1.6%	+3.0%	+3.8%	+3.2%
(weighted average)	0.25% increase	(2.9)%	(3.3)%	(2.3)%	(1.3)%	(1.6)%	(2.8)%	(3.4)%	(2.8)%

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of July 31, 2022 ($ and shares in thousands):

Components of NAV	July 31, 2022
Investments in real estate	$105,608,541
Investments in real estate debt	10,403,229
Investments in unconsolidated entities	10,160,318
Cash and cash equivalents	3,503,888
Restricted cash	2,162,090
Other assets	3,202,753
Mortgage notes, term loans, and revolving credit facilities, net	(53,535,608)
Secured financings on investments in real estate debt	(5,181,012)
Subscriptions received in advance	(1,037,554)
Other liabilities	(3,737,580)
Accrued performance participation allocation	(312,997)
Management fee payable	(72,148)
Accrued stockholder servicing fees(1)	(19,013)
Non-controlling interests in joint ventures	(2,524,615)
Net asset value	$68,620,292
Number of outstanding shares/units	4,583,400

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,445,308	$36,171,508	$1,076,503	$5,835,075	$2,091,898	$68,620,292
Number of outstanding shares/units	1,563,122	2,410,771	72,834	397,251	139,422	4,583,400
NAV Per Share/Unit as of July 31, 2022	$14.9990	$15.0041	$14.7803	$14.6886	$15.0041
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 516,208,811 shares of our common stock (consisting of 193,961,113 Class S Shares, 228,103,660 Class I Shares, 11,842,574 Class T Shares, and 82,301,464 Class D Shares) in the primary offering for total proceeds of $7.6 billion and (ii) 36,047,751 shares of our common stock (consisting of 16,010,418 Class S Shares, 14,973,580 Class I Shares, 819,446 Class T Shares, and 4,244,307 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.5 billion. As of August 31, 2022, our aggregate NAV was $69.8 billion. We intend to continue selling shares in the Offering on a monthly basis.